Exhibit 99.1

Magna International Inc.

Second Quarter Report

2012

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2012 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2011 included in our 2011 Annual Report to Shareholders.

This MD&A has been prepared as at August 9, 2012.

OVERVIEW

We are a leading global automotive supplier with 296 manufacturing operations and 88 product development, engineering and sales centres in 26 countries. Our 115,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines.

HIGHLIGHTS

North American light vehicle production increased 28% in the second quarter of 2012, compared to the second quarter of 2011. Light vehicle production declined 7% in Western Europe over the same period.

We generated record total sales of $7.7 billion for the second quarter of 2012, an increase of 5% over the second quarter of 2011. Increased North American and Rest of World production sales, along with higher tooling, engineering and other sales were the primary reasons for the increase in total sales. European production sales decreased only $9 million despite the 7% decline in Western European light vehicle production and the weakening of the euro relative to our U.S. dollar reporting currency. Complete vehicle assembly sales also declined by 11% or $83 million, primarily reflecting the weakening of the euro, relative to the U.S. dollar, in the second quarter of 2012 compared to the second quarter of 2011.

Our income from operations before income taxes increased 30% to $470 million, compared to $362 million in the second quarter of 2011. Our diluted earnings per Common Share increased 29% to $1.48 in the second quarter of 2012, compared to $1.15 in the second quarter of 2011.

We once again posted improved results in our Europe segment, generating $65 million of Adjusted EBIT(1) in the second quarter of 2012, compared to a loss of $13 million in the second quarter of 2011. We continue to remain cautious about the macroeconomic environment in Europe, however we continue to move forward with operational plans that we expect will yield improved results over the next few years.

We continue to have significant ongoing activities in our Rest of World segment, including a number of new facilities under construction or launching in Asia and South America, and the integration of recent acquisitions in South America. Our ongoing investments in these key regions are expected to generate future sales and earnings growth. However, currently these activities are negatively impacting operating results. In our Rest of World segment, we incurred an Adjusted EBIT loss of $16 million in the second quarter of 2012. Operational inefficiencies and other costs in certain operations in South America as well as costs related to new facilities were the primary reasons for the decline in Adjusted EBIT in the second quarter of 2012. We have action plans in place that we believe will improve the operational inefficiencies. In addition, we expect that as our new facilities launch, the financial impact of such facilities will turn from negatively impacting Adjusted EBIT to being positive contributors in the coming years.

(1) Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other income, net

FINANCIAL RESULTS SUMMARY

During the second quarter of 2012, we posted sales of $7.7 billion, an increase of 5% from the second quarter of 2011. This higher sales level was a result of increases in our North American and Rest of World production sales and tooling, engineering and other sales partially offset by decreases in our complete vehicle assembly sales and European production sales. Comparing the second quarters of 2012 to 2011:

•                  North American vehicle production and our production sales increased 28% and 11%, respectively;

•                  Western European vehicle production decreased 7% and our European production sales decreased $9 million;

•                  Rest of World production sales increased 24% to $415 million from $335 million;

•                  Complete vehicle assembly sales declined 11% to $645 million, as complete vehicle assembly volumes decreased 6%; and

•                  Tooling, engineering and other sales increased by 6% to $511 million.

During the second quarter of 2012, we earned income from operations before income taxes of $470 million compared to $362 million for the second quarter of 2011. Excluding other income, net (“Other Income”) recorded in the second quarter of 2011, as discussed in the “Other Income” section, the $118 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2011;

•                  lower costs incurred in preparation for upcoming launches;

•                  higher equity income;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in June 2012 of an interior systems operation;

•                  the recovery of due diligence costs;

•                  a $7 million revaluation gain in respect of asset-backed commercial paper (“ABCP”);

•                  productivity and efficiency improvements at certain facilities; and

•                 favourable settlement of certain commercial items.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  a larger amount of employee profit sharing;

•                  a loss on disposal of an investment;

•                  higher commodity costs;

•                  higher incentive compensation;

•                  operational inefficiencies and other costs at certain facilities;

•                  programs that ended production during or subsequent to the second quarter of 2011; and

•                  net customer price concessions subsequent to the second quarter of 2011.

During the second quarter of 2012, net income of $349 million increased $67 million compared to the second quarter of 2011. Net income for the second quarter of 2011 was positively impacted by $10 million of Other Income, as discussed in the “Other Income” section. Excluding Other Income, after tax, net income for the second quarter of 2012 increased $77 million. The increase in net income was a result of the increase in income from operations before income taxes partially offset by higher income taxes. The increase in income taxes was primarily as a result of a reduction in the utilization of losses not previously benefited in the United States partially offset by a decrease in losses not benefited in Europe.

During the second quarter of 2012, our diluted earnings per share increased $0.33 to $1.48 compared to $1.15 for the second quarter of 2011. Other Income, after tax, positively impacted our second quarter of 2011 diluted earnings per share by $0.04. Excluding Other Income, after tax, the $0.37 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2012. The decrease in the weighted average number of diluted shares outstanding was due to the repurchase and cancellation of Common Shares, subsequent to the second quarter of 2011, pursuant to our normal course issuer bids and the net decrease in the number of diluted shares associated with stock options.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, consumer confidence levels, interest rates, credit availability, energy and fuel prices, international conflicts, scheduled production shut-downs (typically in the third and fourth quarters of each calendar year), labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011, and remain substantially unchanged in respect of the second quarter ended June 30, 2012, except that:

•                  a majority of our European sales are to three German-based OEMs - BMW, Volkswagen Group and Daimler. In recent quarters, these three customers have outperformed the Western European automotive market despite negative economic conditions in Europe, due in part to strong demand for their vehicles in Asia and North America. A deterioration of the sales of one or more of our three largest German-based customers, could have a material adverse effect on our sales and profitability.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months			For the six months
	ended June 30,			ended June 30,
	2012	2011	Change	2012	2011	Change

1 Canadian dollar equals U.S. dollars	0.990	1.034	- 4%	0.994	1.024	- 3%
1 euro equals U.S. dollars	1.283	1.440	- 11%	1.297	1.404	- 8%
1 British pound equals U.S. dollars	1.582	1.632	- 3%	1.576	1.617	- 3%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and six months ended June 30, 2012 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2012

Sales

	For the three months
	ended June 30,
	2012	2011	Change
Vehicle Production Volumes (millions of units)
North America	3.985	3.103	+ 28%
Western Europe	3.307	3.548	- 7%
Sales
External Production
North America	$3,907	$3,533	+ 11%
Europe	2,249	2,258	—
Rest of World	415	335	+ 24%
Complete Vehicle Assembly	645	728	- 11%
Tooling, Engineering and Other	511	484	+ 6%
Total Sales	$7,727	$7,338	+ 5%

External Production Sales - North America

External production sales in North America increased 11% or $0.4 billion to $3.9 billion for the second quarter of 2012 compared to $3.5 billion for the second quarter of 2011. The increase in external production sales is primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to the second quarter of 2011, including the:

•                  Volkswagen Passat; and

•                  Chevrolet Sonic; and

•                  acquisitions completed during or subsequent to the second quarter of 2011.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the:

•                  Ford Escape; and

•                  Ram Pickup;

•                  programs that ended production during or subsequent to the second quarter of 2011, including the:

•                  Ford Crown Victoria; and

•                  Chevrolet HHR;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the second quarter of 2011.

External Production Sales - Europe

External production sales in Europe decreased $9 million to $2.25 billion for the second quarter of 2012. The decrease in external production sales is primarily as a result of:

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro against the U.S. dollar;

•                  lower production volumes on certain existing programs;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in June 2012 of an interior systems operation; and

•                  net customer price concessions subsequent to the second quarter of 2011.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the second quarter of 2011, including the:

•                  Range Rover Evoque;

•                  Volkswagen up!, SEAT Mii and Skoda Citigo;

•                  Audi Q3; and

•                  Kia Pride and Rio; and

•                  acquisitions completed during or subsequent to the second quarter of 2011, including the BDW technologies group (“BDW”).

External Production Sales - Rest of World

External production sales in Rest of World increased 24% or $80 million to $415 million for the second quarter of 2012 compared to $335 million for the second quarter of 2011, primarily as a result of:

•                  acquisitions completed during or subsequent to the second quarter of 2011, which positively impacted sales by $68 million, including ThyssenKrupp Automotive Systems Industrial do Brasil Ltda. (“TKASB”); and

•                  the launch of new programs during or subsequent to the second quarter of 2011, primarily in Brazil and China.

These factors were partially offset by a $35 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

Complete Vehicle Assembly Sales

	For the three months
	ended June 30,
	2012	2011	Change
Complete Vehicle Assembly Sales	$645	$728	- 11%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class and Aston Martin Rapide	33,064	35,224	- 6%

Complete vehicle assembly sales decreased 11% or $83 million to $645 million for the second quarter of 2012 compared to $728 million for the second quarter of 2011 while assembly volumes decreased 6% or 2,160 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $79 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar;

•                  a decrease in assembly volumes for the Peugeot RCZ; and

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012.

These factors were partially offset by an increase in assembly volumes for the MINI Countryman and the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 6% or $27 million to $511 million for the second quarter of 2012 compared to $484 million for the second quarter of 2011.

In the second quarter of 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  MINI Countryman;

•                  QOROS C/Sedan/Hatch;

•                  Audi A1;

•                  Mercedes-Benz GL-Class;

•                  Mercedes-Benz SLS AMG;

•                  Cadillac ATS; and

•                  Chevrolet Silverado and GMC Sierra.

In the second quarter of 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Dodge Journey;

•                  Skoda Fabia;

•                  Opel Calibra;

•                  Chery A6 Coupe;

•                  Peugeot RCZ;

•                  BMW X3;

•                  Chevrolet Camaro; and

•                  Mercedes-Benz M-Class.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

Cost of Goods Sold and Gross Margin

	For the three months
	ended June 30,
	2012	2011

Sales	$7,727	$7,338

Cost of goods sold
Material	4,933	4,712
Direct labour	510	492
Overhead	1,291	1,279
	6,734	6,483
Gross margin	$993	$855

Gross margin as a percentage of sales	12.9%	11.7%

Cost of goods sold increased $251 million to $6.73 billion for the second quarter of 2012 compared to $6.48 billion for the second quarter of 2011 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  $116 million related to acquisitions completed during or subsequent to the second quarter of 2011, including TKASB and BDW; and

•                  a larger amount of employee profit sharing.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the euro and Canadian dollar, each against the U.S. dollar; and

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in June 2012 of an interior systems operation.

Gross margin increased $138 million to $993 million for the second quarter of 2012 compared to $855 million for the second quarter of 2011 and gross margin as a percentage of sales increased to 12.9% for the second quarter of 2012 compared to 11.7% for the second quarter of 2011. The increase in gross margin as a percentage of sales was substantially due to:

•                  lower costs incurred in preparation for upcoming launches;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in June 2012 of an interior systems operation;

•                  lower restructuring and downsizing costs;

•                  a decrease in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  favourable settlement of certain commercial items; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  a larger amount of employee profit sharing;

•                  an increase in tooling sales that have low or no margins;

•                  operational inefficiencies and other costs at certain facilities, including certain facilities in South America; and

•                  net customer price concessions subsequent to the second quarter of 2011.

Depreciation and Amortization

Depreciation and amortization costs increased $12 million to $184 million for the second quarter of 2012 compared to $172 million for the second quarter of 2011. The higher depreciation and amortization was primarily as a result of depreciation related to assets acquired subsequent to the second quarter of 2011, including BDW and TKASB partially offset by a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the euro and Canadian dollar, each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.9% for the second quarters of 2012 and 2011. SG&A expense increased $16 million to $376 million for the second quarter of 2012 compared to $360 million for the second quarter of 2011 primarily as a result of:

•                 $11 million related to acquisitions completed during or subsequent to the second quarter of 2011, including BDW and TKASB;

•                  higher labour, including wage increases at certain operations, and other costs to support the growth in sales;

•                  a loss on disposal of an investment;

•                  higher incentive compensation; and

•                  increased costs incurred at new facilities.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar SG&A due to the weakening of the euro and Canadian dollar, each against the U.S. dollar;

•                  the recovery of due diligence costs;

•                  a $7 million revaluation gain in respect of ABCP; and

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in June 2012 of an interior systems operation.

Equity Income

Equity income increased $13 million to $42 million for the second quarter of 2012 compared to $29 million for the second quarter of 2011 primarily as a result of:

•                  a reduction in the equity loss related to our Magna E-Car Systems partnership [“E-Car”]; and

•                  higher income from most of our equity accounted investments.

These factors were partially offset by the disposal of an equity accounted investment during the second quarter of 2011.

Other Income, net

During the three months and six months ended June 30, 2012 and 2011, we recorded Other Income items as follows:

	2012			2011
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Second Quarter
Gain on disposal (1)	$—	$—	$—	$10	$10	$0.04

First Quarter
Write down of real estate (2)	—	—	—	(9)	(9)	(0.04)

Total year to date unusual items	$—	$—	$—	$1	$1	$—

(1)         Gain on disposal

During the second quarter of 2011, we sold our 40% non-controlling interest in an equity accounted investment for $151 million and realized a $10 million gain on the disposition.

(2)         Write down of real estate

During the first quarter of 2011, five excess corporate real estate assets were sold to entities associated with our Founder and Honorary Chairman, Mr. Stronach and/or our former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, we recorded a $9 million impairment charge in the second quarter of 2011. The sales were approved by the independent members of our Board of Directors based on the recommendation of the Corporate Governance and Compensation Committee and were completed during 2011.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other income, net.

	For the three months ended June 30,
	External Sales			Adjusted EBIT
	2012	2011	Change	2012	2011	Change

North America	$4,111	$3,724	$387	$415	$354	$61
Europe	3,166	3,245	(79)	65	(13)	78
Rest of World	444	355	89	(16)	14	(30)
Corporate and Other	6	14	(8)	11	(3)	14
Total reportable segments	$7,727	$7,338	$389	$475	$352	$123

Excluded from Adjusted EBIT for the three months ended June 30, 2011 was the $10 million gain on disposal recorded in our Corporate and Other segment, as discussed in the “Other Income” section.

North America

Adjusted EBIT in North America increased $61 million to $415 million for the second quarter of 2012 compared to $354 million for the second quarter of 2011 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower costs incurred in preparation for upcoming launches;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

•                  increased pre-operating costs incurred at new facilities;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to corporate;

•                  higher incentive compensation;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher warranty costs of $1 million;

•                  programs that ended production during or subsequent to the second quarter of 2011; and

•                  net customer price concessions subsequent to the second quarter of 2011.

Europe

Adjusted EBIT in Europe increased $78 million to $65 million for the second quarter of 2012 compared to a loss of $13 million for the second quarter of 2011 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in June 2012 of an interior systems operation;

•                 favourable settlement of certain commercial items;

•                  lower warranty costs of $2 million;

•                  lower pre-operating costs incurred at new facilities; and

•                  higher equity income.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the euro against the U.S. dollar;

•                  higher commodity costs;

•                  operational inefficiencies and other costs at certain facilities;

•                  programs that ended production during or subsequent to the second quarter of 2011; and

•                  net customer price concessions subsequent to the second quarter of 2011.

Rest of World

Rest of World Adjusted EBIT decreased $30 million to a loss of $16 million for the second quarter of 2012 compared to income of $14 million for the second quarter of 2011 primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain facilities in South America;

•                  costs related to new facilities;

•                  higher costs incurred in preparation for upcoming launches;

•                  higher affiliation fees paid to Corporate; and

•                  higher warranty costs of $1 million.

These factors were partially offset by higher equity income.

Corporate and Other

Corporate and Other Adjusted EBIT increased $14 million to $11 million for the second quarter of 2012 compared to a loss of $3 million for the second quarter of 2011. The loss related to E-Car included in Corporate and Other was $10 million for the second quarter of 2012 and $20 million for the second quarter of 2011. Excluding E-Car, Corporate and Other Adjusted EBIT increased $4 million to $21 million for the second quarter of 2012 compared to $17 million for the second quarter of 2011 primarily as a result of:

•                  the recovery of due diligence costs;

•                  a $7 million revaluation gain in respect of ABCP; and

•                  an increase in affiliation fees earned from our divisions.

These factors were partially offset by:

•                  a loss on disposal of an investment; and

•                  lower equity income.

Interest Expense (Income), net

During the second quarter of 2012, we recorded net interest expense of $5 million, whereas for the second quarter of 2011 no interest was recorded. The increase in interest expense is primarily as a result of:

•                  an increase in interest expense as a result of higher debt in Asia Pacific and South America;

•                  interest expense on debt related to the BDW acquisition; and

•                  a decrease in interest income earned on lower cash balances.

Income from Operations before Income Taxes

Income from operations before income taxes increased $108 million to $470 million for the second quarter of 2012 compared to $362 million for the second quarter of 2011. Excluding Other Income, discussed in the “Other Income” section, income from operations before income taxes for the second quarter of 2012 increased $118 million. The increase in income from operations before income taxes is the result of the increase in EBIT partially offset by the increase in net interest expense, as discussed above.

Income Taxes

The effective income tax rate on income from operations before income taxes was 25.7% for the second quarter of 2012 compared to 22.1% for the second quarter of 2011. In the second quarter of 2011, income tax rates were impacted by the item discussed in the “Other Income” section. Excluding Other Income, after tax, the effective income tax rate increased to 25.7% for the second quarter of 2012 compared to 22.7% for the second quarter of 2011 primarily as result of a reduction in the utilization of losses not previously benefited in the United States partially offset by a decrease in losses not benefited in Europe.

Net Income and Net Income attributable to Magna International Inc.

During the second quarters of 2012 and 2011, no loss was attributable to non-controlling interests and as a result net income and net income attributable to Magna International Inc. were the same amounts for both the second quarter of 2012 and 2011.

Net income and net income attributable to Magna International Inc. of $349 million for the second quarter of 2012 increased $67 million compared to the second quarter of 2011. Excluding Other Income, after tax, discussed in the “Other Income” section, net income and net income attributable to Magna International Inc. increased $77 million. The increase in net income and net income attributable to Magna International Inc. is the result of the increase in income from operations before income taxes partially offset by higher income taxes, both as discussed above.

Earnings per Share

	For the three months
	ended June 30,
	2012	2011	Change

Earnings per Common Share
Basic	$1.50	$1.17	+ 28%
Diluted	$1.48	$1.15	+ 29%

Average number of Common Shares outstanding (millions)
Basic	232.5	240.9	- 3%
Diluted	235.3	244.8	- 4%

Diluted earnings per share increased $0.33 to $1.48 for the second quarter of 2012 compared to $1.15 for the second quarter of 2011. Other Income, after tax, positively impacted our second quarter of 2011 diluted earnings per share by $0.04 as discussed in the “Other Income” section. Excluding Other Income, after tax, the $0.37 increase in diluted earnings per share was a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2012.

The decrease in the weighted average number of diluted shares outstanding was due to the repurchase and cancellation of Common Shares, subsequent to the second quarter of 2011, pursuant to our normal course issuer bids and the net decrease in the number of diluted shares associated with stock options.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended June 30,
	2012	2011	Change

Net income	$349	$282
Items not involving current cash flows	237	203
	586	485	$101
Changes in non-cash operating assets and liabilities	(122)	(170)
Cash provided from operating activities	$464	$315	$149

Cash flow from operations before changes in non-cash operating assets and liabilities increased $101 million to $586 million for the second quarter of 2012 compared to $485 million for the second quarter of 2011. The increase in cash flow from operations was due to a $67 million increase in net income, as discussed above, and a $34 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months
	ended June 30,
	2012	2011

Depreciation and amortization	$184	$172
Other non-cash charges	48	27
Amortization of other assets included in cost of goods sold	31	20
Amortization of employee wage buydown	—	3
Deferred income taxes	16	10
Equity income	(42)	(29)
Items not involving current cash flows	$237	$203

Cash invested in non-cash operating assets and liabilities amounted to $122 million for the second quarter of 2012 compared to $170 million for the second quarter of 2011. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended June 30,
	2012	2011

Accounts receivable	$56	$141
Inventories	(148)	(126)
Prepaid expenses and other	17	7
Accounts payable	(122)	(175)
Accrued salaries and wages	(64)	(4)
Other accrued liabilities	83	(2)
Income taxes payable	57	(10)
Deferred revenue	(1)	(1)
Changes in non-cash operating assets and liabilities	$(122)	$(170)

The decrease in accounts receivable, accounts payable and accrued salaries and wages in the second quarter of 2012 was primarily due to an increase in production activities at the end of the second quarter of 2012 compared to the first quarter of 2012. The increase in inventories was primarily due to higher tooling inventory and increased production inventory to support launch activities.

Capital and Investment Spending

	For the three months
	ended June 30,
	2012	2011	Change

Fixed asset additions	$(267)	$(226)
Investments and other assets	(35)	(45)
Fixed assets, investments and other assets additions	(302)	(271)
Purchase of subsidiaries	19	(14)
Proceeds from disposition	25	194
Cash used for investment activities	$(258)	$(91)	$(167)

Fixed assets, investments and other assets additions

In the second quarter of 2012, we invested $267 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2012 was for real estate, facilities and manufacturing equipment for programs that will be launching subsequent to the second quarter of 2012. Consistent with our strategy to expand in developing markets, approximately 22% (2011 - 23%) of this investment was in China, Russia, India and Brazil.

In the second quarter of 2012, we invested $29 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during the second quarter of 2012 or will be launching subsequent to the second quarter of 2012, as well as $6 million in equity accounted investments in China.

Purchase of subsidiaries

During the third quarter of 2011, we sold an interior systems operation (the “Business”) located in Germany and recorded a loss on disposal of $129 million. Under the terms of the sale, we agreed to fund the buyers an estimated $109 million in the form of cash, working capital, and the assumption of certain liabilities. Simultaneously, we reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby we reimbursed the customer costs of $20 million.

Subsequent to disposal, the Business continued to incur significant financial losses. By the end of the first quarter of 2012, the Business was experiencing severe liquidity issues. Although we had no legal obligation to do so, in light of customer relationship issues and other relevant considerations, on June 4, 2012, we re-acquired the Business. This acquisition resulted in acquired cash of $19 million (net of $1 million cash paid).

As part of the acquisition, we were able to obtain some pricing concessions from a majority of the Business’ customers. However, the Business is still expected to incur significant losses over the next three years.

The purchase price allocation for this acquisition is preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

Proceeds from disposition

The $25 million of proceeds include:

•                  normal course reimbursements received in respect of tooling, planning and engineering costs that were capitalized in prior periods;

•                  $9 million cash proceeds received with respect to the disposal of ABCP; and

•                  normal course fixed and other asset disposals.

Financing

	For the three months
	ended June 30,
	2012	2011	Change

(Decrease) increase in bank indebtedness	$(21)	$14
Repayments of debt	(77)	(10)
Issues of debt	113	3
Settlement of stock options	—	(25)
Issues of Common Shares	—	3
Contribution to subsidiaries by non-controlling interest	—	8
Dividends paid	(64)	(58)
Cash used for financing activities	$(49)	$(65)	$16

Repayments of debt for the second quarter of 2012 relates primarily to BDW and Pabsa S.A. debt payments subsequent to acquisition, while issues of debt relates primarily to higher debt levels in our Rest of World segment.

Cash dividends paid per Common Share were $0.275 for the second quarter of 2012, for a total of $64 million.

Financing Resources

	As at	As at
	June 30,	December 31,
	2012	2011	Change

Liabilities
Bank indebtedness	$119	$162
Long-term debt due within one year	162	25
Long-term debt	101	46
	382	233
Non-controlling interest	22	27
Shareholders’ equity	8,690	8,175
Total capitalization	$9,094	$8,435	$659

Total capitalization increased by $0.7 billion to $9.1 billion at June 30, 2012 compared to $8.4 billion at December 31, 2011, primarily as a result of a $515 million increase in shareholders’ equity and a $149 million increase in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned in the first six months of 2012; and

•                  the $37 million net unrealized gain on cash flow hedges.

These factors were partially offset by:

•                  dividends paid during the first six months of 2012; and

•                  the $96 million net unrealized loss on translation of net investment in foreign operations.

The increase in liabilities relates primarily to debt assumed in connection with the BDW acquisition and an increase in debt in our Rest of World segment.

Cash Resources

During the second quarter of 2012, our cash resources increased by $0.1 billion to $1.4 billion as a result of the cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at June 30, 2012, we had term and operating lines of credit totalling $2.5 billion of which $2.1 billion was unused and available.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 9, 2012 were exercised:

Common Shares	233,507,522
Stock options (i)	7,871,577
241,379,099

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2012 that are outside the ordinary course of our business. Refer to our MD&A included in our 2011 Annual Report.

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2012

Sales

	For the six months
	ended June 30,
	2012	2011	Change

Vehicle Production Volumes (millions of units)
North America	7.935	6.477	+23%
Western Europe	6.756	7.253	-7%

Sales
External Production
North America	$7,822	$7,096	+10%
Europe	4,571	4,440	+3%
Rest of World	823	651	+26%
Complete Vehicle Assembly	1,244	1,402	-11%
Tooling, Engineering and Other	933	938	-1%
Total Sales	$15,393	$14,527	+6%

External Production Sales - North America

External production sales in North America increased 10% or $0.7 billion to $7.8 billion for the six months ended June 30, 2012 compared to $7.1 billion for the six months ended June 30, 2011. The increase in external production sales is primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to the six months ended June 30, 2011, including the:

•                  Volkswagen Passat;

•                  Chevrolet Sonic;

•                  Mercedes-Benz M-Class and GL-Class; and

•                  Lancia Grand Voyager and Ram Cargo Van; and

•                  acquisitions completed during or subsequent to the six months ended June 30, 2011.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the:

•                  Ford Escape; and

•                  Ram Pickup;

•                  programs that ended production during or subsequent to the six months ended June 30, 2011, including the:

•                  Chevrolet HHR; and

•                  Ford Crown Victoria;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the six months ended June 30, 2011.

External Production Sales - Europe

External production sales in Europe increased 3% or $131 million to $4.57 billion for the six months ended June 30, 2012 compared to $4.44 billion for the six months ended June 30, 2011. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2011, including the:

•                  Range Rover Evoque;

•                  Audi Q3;

•                  Volkswagen up!, SEAT Mii and Skoda Citigo;

•                  MINI Coupe and MINI Roadster; and

•                  Audi A6; and

•                  acquisitions completed during or subsequent to the six months ended June 30, 2011, including BDW.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro against the U.S. dollar;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in June 2012 of an interior systems operation;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the six months ended June 30, 2011.

External Production Sales - Rest of World

External production sales in Rest of World increased 26% or $172 million to $823 million for the six months ended June 30, 2012 compared to $651 million for the six months ended June 30, 2011, primarily as a result of:

•                  acquisitions completed during or subsequent to the six months ended June 30, 2011, which positively impacted sales by $133 million, including TKASB; and

•                  the launch of new programs during or subsequent to the six months ended June 30, 2011, primarily in Brazil, China and South Korea.

These factors were partially offset by a $43 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

Complete Vehicle Assembly Sales

	For the six months
	ended June 30,
	2012	2011	Change

Complete Vehicle Assembly Sales	$1,244	$1,402	-11%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class and Aston Martin Rapide	62,999	68,526	-8%

Complete vehicle assembly sales decreased 11% or $0.2 billion to $1.2 billion for the six months ended June 30, 2012 compared to $1.4 billion for the six months ended June 30, 2011 while assembly volumes decreased 8% or 5,527 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a decrease in assembly volumes for the Peugeot RCZ;

•                  a $106 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar; and

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class and the MINI Countryman.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 1% or $5 million to $933 million for the six months ended June 30, 2012 compared to $938 million for the six months ended June 30, 2011.

In the six months ended June 30, 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  MINI Countryman;

•                  QOROS C/Sedan/Hatch;

•                  Mercedes-Benz M-Class;

•                  Ford Escape;

•                  Chevrolet Silverado and GMC Sierra; and

•                  Mercedes-Benz GL-Class.

In the six months ended June 30, 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  BMW X3;

•                  Opel Calibra;

•                  Mercedes-Benz M-Class;

•                  Dodge Journey;

•                  Chery A6 Coupe;

•                  Skoda Fabia;

•                  Chevrolet Camaro; and

•                  Peugeot RCZ.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

Segment Analysis

	For the six months ended June 30,
	External Sales			Adjusted EBIT
	2012	2011	Change	2012	2011	Change

North America	$8,190	$7,499	$691	$820	$738	$82
Europe	6,319	6,316	3	128	16	112
Rest of World	872	689	183	(25)	28	(53)
Corporate and Other	12	23	(11)	(4)	(22)	18
Total reportable segments	$15,393	$14,527	$866	$919	$760	$159

Excluded from Adjusted EBIT for the six months ended June 30, 2011 was the $9 million write-down of real estate and the $10 million gain on disposal recorded in our Corporate and Other segment, as discussed in the “Other Income” section.

North America

Adjusted EBIT in North America increased $82 million to $820 million for the six months ended June 30, 2012 compared to $738 million for the six months ended June 30, 2011 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower costs incurred in preparation for upcoming launches;

•                  productivity and efficiency improvements at certain facilities; and

•                  higher equity income.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

•                  higher affiliation fees paid to corporate;

•                  higher commodity costs;

•                  higher incentive compensation;

•                  higher warranty costs of $4 million;

•                  a larger amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities;

•                  programs that ended production during or subsequent to the six months ended June 30, 2011; and

•                  net customer price concessions subsequent to the six months ended June 30, 2011.

Europe

Adjusted EBIT in Europe increased $112 million to $128 million for the six months ended June 30, 2012 compared to $16 million for the six months ended June 30, 2011 primarily as a result of:

•                  lower costs incurred in preparation for upcoming launches;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in June 2012 of an interior systems operation;

•                  favourable settlement of certain commercial items;

•                  lower warranty costs of $5 million;

•                  productivity and efficiency improvements at certain facilities;

•                  lower pre-operating costs incurred at new facilities; and

•                  higher equity income.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  higher commodity costs;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the euro against the U.S. dollar;

•                  higher affiliation fees paid to corporate;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the six months ended June 30, 2011.

Rest of World

Rest of World Adjusted EBIT decreased $53 million to a loss of $25 million for the six months ended June 30, 2012 compared to income of $28 million for the six months ended June 30, 2011 primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain facilities in South America;

•                 costs related to new facilities;

•                  higher affiliation fees paid to Corporate;

•                  higher costs incurred in preparation for upcoming launches;

•                  higher warranty costs of $1 million; and

•                  net customer price concessions subsequent to the six months ended June 30, 2011.

These factors were partially offset by higher equity income.

Corporate and Other

Corporate and Other Adjusted EBIT increased $18 million to a loss of $4 million for the six months ended June 30, 2012 compared to a loss of $22 million for the six months ended June 30, 2011. The loss related to E-Car included in Corporate and Other was $22 million for the six months ended June 30, 2012 and $38 million for the six months ended June 30, 2011. Excluding E-Car, Corporate and Other Adjusted EBIT increased $2 million to $18 million for the six months ended June 30, 2012 compared to $16 million for the six months ended June 30, 2012 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions;

•                  the recovery of due diligence costs;

•                  a $7 million revaluation gain in respect of ABCP; and

•                  lower stock-based compensation.

These factors were partially offset by:

•                  lower equity income;

•                  a loss on disposal of an investment; and

•                  higher incentive compensation.

SUBSEQUENT EVENTS

We have reached an agreement to purchase from a company affiliated with the Stronach Group the controlling 27% partnership interest in the Magna E-Car Systems L.P. (“E-Car”) partnership for a cash purchase price of $74.67 million. We currently own the remaining 73% non-controlling interest in E-Car. The purchase was reviewed, negotiated and approved by the Company’s independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD Securities Inc. (“TD”) and an independent valuation prepared by PricewaterhouseCoopers LLP (“PwC”). The purchase price represents the midpoint of the valuation range determined by PwC. TD has delivered a fairness opinion to the independent directors to the effect that the transaction is fair, from a financial point of view, to the Company.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the six months ended June 30, 2012, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to implementation of improvement plans in our underperforming operations, particularly in Europe and Rest of World; future sales and earnings growth in Rest of World; the impact to Adjusted EBIT of new facilities launches in Rest of World; and the potential benefits, including with respect to electrification of vehicle powertrains, hybrid and electric vehicle production and their associated components and systems, expected to be achieved from the completion of the acquisition of the outstanding 27% interest in Magna E-Car Systems. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from uncertain economic conditions in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; risks arising due to the failure of a major financial institution; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled production shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Brazil, Russia and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2012	2011	2012	2011

Sales		$7,727	$7,338	$15,393	$14,527

Costs and expenses
Cost of goods sold		6,734	6,483	13,411	12,792
Depreciation and amortization		184	172	355	337
Selling, general and administrative	11	376	360	782	703
Interest expense (income), net		5	—	10	(1)
Equity income		(42)	(29)	(74)	(65)
Other income, net	2	—	(10)	—	(1)
Income from operations before income taxes		470	362	909	762
Income taxes		121	80	219	158
Net income		349	282	690	604
Net loss attributable to non-controlling interests		—	—	2	—
Net income attributable to Magna International Inc.		$349	$282	$692	$604

Earnings per Common Share:	3
Basic		$1.50	$1.17	$2.98	$2.50
Diluted		$1.48	$1.15	$2.94	$2.46

Cash dividends paid per Common Share		$0.275	$0.250	$0.550	$0.500

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		232.5	240.9	232.5	241.4
Diluted		235.3	244.8	235.3	245.8

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2012	2011	2012	2011

Net income		$349	$282	$690	$604

Other comprehensive (loss) income, net of tax:	13
Net unrealized (loss) gain on translation of net investment in foreign operations		(194)	71	(95)	306
Net unrealized loss on available-for-sale investments		(1)	—	(4)	(3)
Net unrealized (loss) gain on cash flow hedges		(14)	5	37	30
Reclassification of net gain on cash flow hedges to net income		(8)	(11)	(5)	(18)
Pension and post retirement benefits		—	—	—	1
Other comprehensive (loss) income		(217)	65	(67)	316

Comprehensive income		132	347	623	920
Comprehensive (income) loss attributable to non-controlling interests		—	(2)	1	(1)
Comprehensive income attributable to Magna International Inc.		$132	$345	$624	$919

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2012	2011	2012	2011

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$349	$282	$690	$604
Items not involving current cash flows	4	237	203	427	377
		586	485	1,117	981
Changes in non-cash operating assets and liabilities	4	(122)	(170)	(424)	(778)
Cash provided from operating activities		464	315	693	203

INVESTMENT ACTIVITIES
Fixed asset additions		(267)	(226)	(517)	(370)
Purchase of subsidiaries	5	19	(14)	(23)	(14)
Increase in investments and other assets		(35)	(45)	(69)	(100)
Proceeds from disposition	2	25	194	78	227
Cash used for investing activities		(258)	(91)	(531)	(257)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness		(21)	14	(41)	33
Repayments of debt		(77)	(10)	(119)	(12)
Settlement of stock options		—	(25)	(4)	(25)
Issues of debt		113	3	195	9
Issue of Common Shares		—	3	3	51
Repurchase of Common Shares		—	—	—	(88)
Contribution to subsidiaries by non-controlling interests		—	8	—	8
Dividends paid		(64)	(58)	(127)	(119)
Cash used for financing activities		(49)	(65)	(93)	(143)

Effect of exchange rate changes on cash and cash equivalents		(29)	15	(1)	60

Net increase (decrease) in cash and cash equivalents during the period		128	174	68	(137)
Cash and cash equivalents, beginning of period		1,265	1,570	1,325	1,881
Cash and cash equivalents, end of period		$1,393	$1,744	$1,393	$1,744

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2012	2011

ASSETS
Current assets
Cash and cash equivalents	4	$1,393	$1,325
Accounts receivable		5,156	4,398
Inventories	6	2,380	2,045
Deferred tax assets		151	206
Prepaid expenses and other		161	172
		9,241	8,146

Investments	14	443	438
Fixed assets, net		4,500	4,236
Goodwill		1,204	1,196
Deferred tax assets		75	69
Other assets	7	525	594
		$15,988	$14,679

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$119	$162
Accounts payable		4,350	3,961
Accrued salaries and wages		558	525
Other accrued liabilities	8	1,196	1,002
Income taxes payable		44	5
Deferred tax liabilities		39	44
Long-term debt due within one year		162	25
		6,468	5,724

Long-term employee benefit liabilities	9	421	419
Long-term debt		101	46
Other long-term liabilities	10	212	207
Deferred tax liabilities		74	81
		7,276	6,477

Shareholders’ equity
Capital stock
Common Shares [issued: 233,496,152; December 31, 2011 — 233,317,792]		4,384	4,373
Contributed surplus		74	63
Retained earnings		3,878	3,317
Accumulated other comprehensive income	13	354	422
		8,690	8,175

Non-controlling interests		22	27
		8,712	8,202
		$15,988	$14,679

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2011		233.3	$4,373	$63	$3,317	$422	$27	$8,202
Net income					692		(2)	690
Other comprehensive loss						(68)	1	(67)
Divestiture of subsidiaries							(4)	(4)
Shares issued on exercise of stock options		0.1	4	(1)				3
Release of restricted stock			5	(5)				—
Stock-based compensation expense	11			18				18
Settlement of stock options	11			(1)	(2)			(3)
Dividends paid		0.1	2		(129)			(127)
Balance, June 30, 2012		233.5	$4,384	$74	$3,878	$354	$22	$8,712

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2010		242.6	$4,500	$56	$2,715	$752	$3	$8,026
Net income					604			604
Other comprehensive income						316	(1)	315
Contributions to subsidiaries by non-controlling interests							8	8
Acquisition of subsidiaries							5	5
Shares issued on exercise of stock options		1.1	61	(10)				51
Release of restricted stock			6	(6)				—
Repurchase and cancellation under normal course issuer bid		(1.7)	(32)		(47)	(9)		(88)
Stock-based compensation expense	11			19				19
Settlement of stock options	11			(7)	(14)			(21)
Dividends paid			1		(120)			(119)
Balance, June 30, 2011		242.0	$4,536	$52	$3,138	$1,059	$15	$8,800

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2011.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2011 audited consolidated financial statements and notes included in the Company’s 2011 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2012 and the results of operations, changes in equity and cash flows for the three-month and six-month periods ended June 30, 2012 and 2011.

[b]         Accounting Changes

Comprehensive Income

During 2011, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2011-05 and ASU 2011-12, “Comprehensive Income (Topic 220)”, requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. The adoption of this ASU did not have a material impact on the interim consolidated financial statements.

Fair Value Measurement

During 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820)”, clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. The adoption of this ASU did not have a material impact on the interim consolidated financial statements.

Goodwill

In September 2011, the FASB issued ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment”. ASU 2011-08 provides an option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary. If, as a result of the qualitative assessment, it is determined that it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, the two-step quantitative impairment test is required. Otherwise, no further testing is required. ASU 2011-08 is effective for the Company for the year ending December 31, 2012. The adoption of this ASU did not have a material impact on the interim consolidated financial statements.

[c]          Future Accounting Policies

Intangibles

In January 2012, the FASB issued ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2011-08 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. This new standard would be effective for the Company in the first quarter of 2013. The adoption of this ASU is not expected to have a material impact on the interim consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[d]         Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              OTHER INCOME, NET

During 2011, five excess corporate real estate assets were sold to entities associated with the Company’s Founder and Honorary Chairman, Mr. Stronach and/or the Company’s former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, the Company recorded a $9 million impairment charge in the first quarter of 2011. The sales were approved by the independent members of Magna’s Board of Directors based on the recommendation of the Corporate Governance and Compensation Committee and were completed during 2011.

During the second quarter of 2011, the Company sold its 40% non-controlling interest in an equity accounted investment for proceeds of $151 million [Cdn$147 million] and recognized a $10 million gain on disposal.

3.              EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Basic earnings per Common Share:

Net income	$349	$282	$692	$604

Average number of Common Shares outstanding	232.5	240.9	232.5	241.4

Basic earnings per Common Share	$1.50	$1.17	$2.98	$2.50

Diluted earnings per Common Share:

Net income	$349	$282	$692	$604

Average number of Common Shares outstanding	232.5	240.9	232.5	241.4
Adjustments
Stock options and restricted stock [a]	2.8	3.9	2.8	4.4
	235.3	244.8	235.3	245.8

Diluted earnings per Common Share	$1.48	$1.15	$2.94	$2.46

[a]         For the three and six months ended June 30, 2012, diluted earnings per Common Share exclude 2.6 million [2011 — 2.6 million] and 2.1 million [2011 — 2.7 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	June 30,	December 31,
	2012	2011

Bank term deposits, bankers’ acceptances and government paper	$1,122	$968
Cash	271	357
	$1,393	$1,325

[b]         Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Depreciation and amortization	$184	$172	$355	$337
Other non-cash charges	48	27	67	57
Amortization of other assets included in cost of goods sold	31	20	56	37
Deferred income taxes	16	10	23	5
Amortization of employee wage buydown	—	3	—	6
Equity income	(42)	(29)	(74)	(65)
	$237	$203	$427	$377

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Accounts receivable	$56	$141	$(695)	$(1,010)
Inventories	(148)	(126)	(302)	(188)
Prepaid expenses and other	17	7	18	(7)
Accounts payable	(122)	(175)	307	272
Accrued salaries and wages	(64)	(4)	9	66
Other accrued liabilities	83	(2)	201	136
Income taxes payable	57	(10)	41	(42)
Deferred revenue	(1)	(1)	(3)	(5)
	$(122)	$(170)	$(424)	$(778)

5.              ACQUISITION

During the third quarter of 2011, the Company sold an interior systems operation [the “Business”] located in Germany and recorded a loss on disposal of $129 million. Under the terms of the sale, the Company agreed to fund the buyers an estimated $109 million in the form of cash, working capital, and the assumption of certain liabilities. Simultaneously, the Company reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby the Company reimbursed the customer costs of $20 million.

Subsequent to disposal, the Business continued to incur significant financial losses. By the end of the first quarter of 2012, the Business was experiencing severe liquidity issues. Although the Company had no legal obligation to do so, in light of customer relationship issues and other relevant considerations, on June 4, 2012, the Company re-acquired the Business. This acquisition resulted in acquired cash of $19 million [net of $1 million cash paid].

As part of the acquisition, the Company was able to obtain some pricing concessions from a majority of the Business’ customers. However, the Business is still expected to incur significant losses over the next three years.

The purchase price allocation for this acquisition is preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2012	2011

Raw materials and supplies	$852	$800
Work-in-process	249	229
Finished goods	285	253
Tooling and engineering	994	763
	$2,380	$2,045

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.              OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2012	2011

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$304	$301
Long-term receivables	110	176
Patents and licences, net	19	30
Unrealized gain on cash flow hedges	27	15
Other, net	65	72
	$525	$594

8.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2012	2011

Balance, beginning of period	$76	$68
Expense, net	10	10
Settlements	(5)	(9)
Foreign exchange and other	2	4
Balance, March 31	83	73
Expense, net	9	9
Settlements	(7)	(12)
Foreign exchange and other	(1)	3
Balance, June 30	$84	$73

9.              LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Defined benefit pension plan and other	$3	$4	$5	$8
Termination and long service arrangements	7	7	15	15
Retirement medical benefit plan	1	—	1	—
	$11	$11	$21	$23

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	June 30,	December 31,
	2012	2011

Long-term portion of income taxes payable	$146	$119
Asset retirement obligation	37	36
Long-term portion of fair value of hedges	21	41
Deferred revenue	8	11
	$212	$207

11.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2012			2011
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	6,867,367	31.54	2,066,700	11,142,450	34.22	3,362,116
Granted	1,341,500	48.22	—	—	—	—
Exercised	(321,454)	25.83	(321,454)	(1,079,779)	44.94	(1,079,779)
Vested	—	—	2,366,667	—	—	2,400,001
March 31	7,887,413	34.61	4,111,913	10,062,671	33.07	4,682,338
Granted	47,500	48.22	—	—	—	—
Exercised	(5,000)	32.75	(5,000)	(1,216,973)	25.72	(1,216,973)
Cancelled	(46,966)	57.14	(36,966)	(66,666)	30.00	—
Vested	—	—	—	—	—	72,000
June 30	7,882,947	34.56	4,069,947	8,779,032	34.11	3,537,365

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Risk free interest rate	2.23%	—	2.23%	—
Expected dividend yield	2.00%	—	2.00%	—
Expected volatility	43%	—	43%	—
Expected time until exercise	4.5 years	—	4.5 years	—
Weighted average fair value of options granted or modified in period [Cdn$]	$12.11	$—	$15.37	$—

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION (CONTINUED)

[b]         Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2012		2011
	Number	Stated	Number	Stated
	of shares	value	of Shares	value

Awarded and not released, beginning of period	1,026,304	$35	1,182,736	$40
Release of restricted stock	(143,316)	(5)	(156,432)	(5)
Awarded and not released, March 31 and June 30	882,988	$30	1,026,304	$35

[c]          Restricted stock unit program

The following is a continuity schedule of restricted stock units [“RSUs”] and Independent Director stock units [“DSUs”] outstanding [number of stock units in the table below are expressed in whole numbers]:

	2012				2011
	Equity	Liability	Liability		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total

Balance, beginning of period	364,665	28,765	205,065	598,495	175,405	34,847	174,751	385,003
Granted	89,269	15,814	6,076	111,159	—	3,150	4,955	8,105
Dividend equivalents	467	300	1,201	1,968	439	197	882	1,518
Released	(8,259)	—	—	(8,259)	(8,259)	—	—	(8,259)
Balance, March 31	446,142	44,879	212,342	703,363	167,585	38,194	180,588	386,367
Granted	95,710	—	12,754	108,464	130,480	—	4,917	135,397
Dividend equivalents	558	321	1,522	2,401	421	184	982	1,587
Released	(10,123)	—	—	(10,123)	(9,869)	—	—	(9,869)
Balance, June 30	532,287	45,200	226,618	804,105	288,617	38,378	186,487	513,482

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Incentive Stock Option Plan	$5	$5	$9	$12
Long-term retention	1	1	2	3
Restricted stock unit	4	4	8	4
	10	10	19	19
Fair value adjustment for liability classified DSUs	(1)	2	2	1
Total stock-based compensation expense	$9	$12	$21	$20

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       COMMON SHARES

The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 9, 2012 were exercised or converted:

Common Shares	233,507,522
Stock options (i)	7,871,577
241,379,099

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2012	2011

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$547	$744
Net unrealized gain on translation of net investment in foreign operations	98	235
Repurchase of shares under normal course issuer bid	—	(9)
Balance, March 31	645	970
Net unrealized (loss) gain on translation of net investment in foreign operations	(194)	71
Balance, June 30	451	1,041

Accumulated net unrealized (loss) gain on cash flow hedges (i)
Balance, beginning of period	(23)	55
Net unrealized gain on cash flow hedges	51	25
Reclassification of net loss (gain) on cash flow hedges to net income	3	(7)
Balance, March 31	31	73
Net unrealized (loss) gain on cash flow hedges	(14)	5
Reclassification of net gain on cash flow hedges to net income	(8)	(11)
Balance, June 30	9	67

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	5	11
Net unrealized loss on investments	(3)	(3)
Balance, March 31	2	8
Net unrealized loss on investments	(1)	—
Balance, June 30	1	8

Accumulated net unrealized loss on other long-term liabilities (ii)
Balance, beginning of period	(107)	(58)
Net unrealized gain on other long-term liabilities	—	1
Balance, March 31	(107)	(57)
Net unrealized loss on other long-term liabilities	—	—
Balance, June 30	(107)	(57)

Total accumulated other comprehensive income	$354	$1,059

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

(i)            The amount of income tax obligation that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2012	2011

Balance, beginning of period	$12	$(15)
Net unrealized gain	(21)	(8)
Reclassifications of net (loss) gain to net income	(1)	3
Balance, March 31	(10)	(20)
Net unrealized loss (gain)	7	(4)
Reclassifications of net gain to net income	2	3
Balance, June 30	$(1)	$(21)

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on other long-term liabilities is as follows:

	2012	2011

Balance, beginning of period	$24	$1
Net unrealized loss	—	1
Balance, March 31	24	2
Reclassification of net gain to net income	1	—
Balance, June 30	$25	$2

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is nil million [net of income taxes of $1 million].

14.       FINANCIAL INSTRUMENTS

[a]     The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2012	2011

Held for trading
Cash and cash equivalents	$1,393	$1,325
Investment in asset-backed commercial paper	80	82
	$1,473	$1,407
Held to maturity investments
Severance investments	$4	$5

Available-for-sale
Equity investments	$9	$12

Loans and receivables
Accounts receivable	$5,156	$4,398
Long-term receivables included in other assets	110	176
	$5,266	$4,574
Other financial liabilities
Bank indebtedness	$119	$162
Long-term debt (including portion due within one year)	263	71
Accounts payable	4,350	3,961
	$4,732	$4,194

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

	June 30,	December 31,
	2012	2011

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$27	$21
Other assets	27	15
Other accrued liabilities	(19)	(31)
Other long-term liabilities	(19)	(38)
	16	(33)
Commodity contracts
Other accrued liabilities	(8)	(6)
Other long-term liabilities	(2)	(3)
	(10)	(9)
	$6	$(42)

[b]    Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

Investments

At June 30, 2012, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2011 - Cdn$125 million]. The carrying value and estimated fair value of this investment was Cdn$82 million [December 31, 2011 - Cdn$84 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At June 30, 2012, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $9 million, which was based on the closing share price of the investments on June 30, 2012.

Term debt

The Company’s term debt includes $162 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]     Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six-month periods ended June 30, 2012, sales to the Company’s six largest customers represented 81% and 82% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[d] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

[e]  Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

At June 30, 2012, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	273	811
euro amount	58	7

For U.S. dollars
Peso amount	5,644	103

For euros
U.S. amount	63	179
GBP amount	116	4
Czech Koruna amount	4,106	42
Polish Zlotys amount	169	12

Forward contracts mature at various dates through 2016. Foreign currency exposures are reviewed quarterly.

As a result of the hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates. As at June 30, 2012, the net foreign exchange exposure was not material.

15.       CONTINGENCIES

[a]         In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES (CONTINUED)

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence until late 2013, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]     During the fourth quarter of 2011, the Company announced that it is cooperating with the United States Department of Justice [“DOJ”] with respect to an ongoing antitrust investigation of the automobile tooling industry. Recently, the scope of the DOJ inquiry has changed to include tooling quotation and program management practices. The Company’s policy is to comply with all applicable laws and it is fully cooperating with the DOJ.

[c]      A putative class action lawsuit alleging violations of the United States Securities Exchange Act of 1934 has been filed in the United States District Court, Southern District of New York, against the Company, as well as its Chief Executive Officer, Chief Financial Officer and Founder and Honorary Chairman. Boilermaker-Blacksmith National Pension Trust [“BBNPT”] was appointed the lead plaintiff on an uncontested motion. BBNPT has indicated its intention to file an amended complaint, following which the defendants will have the opportunity to answer or file a motion to dismiss the lawsuit. The defendants believe the suit is without merit and therefore intend to vigorously defend the case. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claim.

[d]     In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 8]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

16.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other income, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	June 30, 2012				June 30, 2011
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,642	$1,540		$565	$1,511	$1,413		$620
United States	1,907	1,784		824	1,756	1,619		683
Mexico	842	787		530	746	692		405
Eliminations	(258)	—		—	(267)	—		—
	4,133	4,111	$415	1,919	3,746	3,724	$354	1,708
Europe
Western Europe excluding
Great Britain	2,545	2,501		1,207	2,662	2,621		1,161
Great Britain	244	243		53	198	198		57
Eastern Europe	463	422		518	455	426		426
Eliminations	(50)	—		—	(38)	—		—
	3,202	3,166	65	1,778	3,277	3,245	(13)	1,644
Rest of World	469	444	(16)	549	385	355	14	268
Corporate and Other (i)	(77)	6	11	254	(70)	14	(3)	336
Total reportable segments	7,727	7,727	475	4,500	7,338	7,338	352	3,956
Other income, net			—				10
Interest expense, net			(5)				—
	$7,727	$7,727	$470	4,500	$7,338	$7,338	$362	3,956
Current assets				9,241				8,846
Investments, goodwill, deferred tax assets, and other assets				2,247				2,474
Consolidated total assets				$15,988				$15,276

(i)           Corporate and other includes the Company’s proportionate share of the net loss in the E-Car Systems partnership. For the three months ended June 30, 2012, the partnership recorded sales of $30 million [2011 - $20 million], EBIT loss of $13 million [2011 - $27 million] and had fixed assets of $83 million [2011 - $82 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

	Six months ended				Six months ended
	June 30, 2012				June 30, 2011
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$3,249	$3,038		$565	$3,072	$2,872		$620
United States	3,827	3,582		824	3,575	3,299		683
Mexico	1,676	1,570		530	1,432	1,328		405
Eliminations	(517)	—		—	(540)	—		—
	8,235	8,190	$820	1,919	7,539	7,499	$738	1,708
Europe
Western Europe excluding
Great Britain	5,045	4,960		1,207	5,176	5,099		1,161
Great Britain	511	508		53	418	417		57
Eastern Europe	932	851		518	861	800		426
Eliminations	(98)	—		—	(78)	—		—
	6,390	6,319	128	1,778	6,377	6,316	16	1,644
Rest of World	922	872	(25)	549	741	689	28	268
Corporate and Other (i)	(154)	12	(4)	254	(130)	23	(22)	336
Total reportable segments	15,393	15,393	919	4,500	14,527	14,527	760	3,956
Other income, net			—				1
Interest (expense) income, net			(10)				1
	$15,393	$15,393	$909	4,500	$14,527	$14,527	$762	3,956
Current assets				9,241				8,846
Investments, goodwill deferred tax assets and other assets				2,247				2,474
Consolidated total assets				$15,988				$15,276

(i)           Corporate and other includes the Company’s proportionate share of the net loss in the E-Car Systems partnership. For the six months ended June 30, 2012, the partnership recorded sales of $52 million [2011 - $36 million], an EBIT loss of $30 million [2011 - $52 million] and had fixed assets of $83 million [2011 - $82 million].

17.       SUBSEQUENT EVENTS

The Company has reached an agreement to purchase from a company affiliated with the Stronach Group the controlling 27% partnership interest in the Magna E-Car Systems L.P. [“E-Car”] partnership for a cash purchase price of $74.67 million. The Company currently owns the remaining 73% non-controlling interest in E-Car. The purchase was reviewed, negotiated and approved by the Company’s independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD Securities Inc. [“TD”] and an independent valuation prepared by PricewaterhouseCoopers LLP [“PwC”]. The purchase price represents the midpoint of the valuation range determined by PwC. TD has delivered a fairness opinion to the independent directors to the effect that the transaction is fair, from a financial point of view, to the Company.

18.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                   MG

The New York Stock Exchange        MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072.

2011 Annual Report

Copies of the 2011 Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.